UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 54111/July 7, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12329

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
AMERICA'S SPORTS VOICE, INC.	:	REVOKING REGISTRATION
(n/k/a MILAGRO HOLDINGS, INC.),	:	BY DEFAULT AS TO
ENTERTECH MEDIA GROUP, INC.,	:	ENTERTECH MEDIA GROUP, INC.,
ENTERTAINMENT BOULEVARD, INC.,	:	ENTERTAINMENT BOULEVARD, INC.,
DAWCIN INTERNATIONAL CORP.,	:	DAWCIN INTERNATIONAL CORP.,
EASTON, INC., and	:	EASTON, INC., and
TRANS CONTINENTAL	:	TRANS CONTINENTAL
ENTERTAINMENT GROUP, INC.	:	ENTERTAINMENT GROUP, INC.

SUMMARY

This Order revokes the registration of the common stock of Entertech Media Group, Inc. ("EMGI"), Entertainment Boulevard, Inc. ("EBLD"), Dawcin International Corp. ("DAWC"), Easton, Inc. ("ETNI"), and Trans Continental Entertainment Group, Inc. ("TCTE") (collectively, "Respondents"). The revocation is based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission ("Commission").

I. BACKGROUND

The Commission initiated this proceeding on June 15, 2006, with an Order Instituting Proceedings ("OIP"), pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"). The OIP alleges that each Respondent is a corporation with a class of equity securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has failed to file required annual and quarterly reports with the Commission for three or more years. All Respondents were served with the OIP by June 19, 2006, in accordance with 17 C.F.R. § 201.141(a)(2)(ii).[1] To date, no Respondent has filed an Answer to the OIP, due ten days after service. Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the

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[1] ETNI was served with the OIP on June 19, 2006, by USPS Express Mail delivery, at "the most recent address shown on [its] most recent filing with the Commission . . . ." See 17 C.F.R. § 201.141(a)(2)(ii). The remaining Respondents were served with the OIP on June 17, 2006, by USPS Express Mail attempted delivery, at "the most recent address shown on [each] entity's most recent filing with the Commission . . . ." See 17 C.F.R. § 201.141(a)(2)(ii).

undersigned finds that the allegations in the OIP are true as to them. See 17 C.F.R. §§ 201.155(a), .220(f); OIP at 4. Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

EMGI (CIK 1088569)[2] is a Nevada corporation with a revoked status with the Nevada Secretary of State. The Commission's public official records show that: (1) EMGI's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since June 11, 1999; and (2) EMGI has not filed any periodic reports since its Form 10-QSB for the quarter ended June 30, 2001.[3] That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that EMGI had a net loss of $30,790 for the quarter. Currently, its shares are not publicly traded.

EBLD (CIK 1097719) is a Nevada corporation with a revoked status with the Nevada Secretary of State. The Commission's public official records show that: (1) EBLD's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since November 30, 1999; and (2) EBLD has not filed any periodic reports since its Form 10-QSB for the quarter ended September 30, 2000. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that EBLD had a net loss of $73.6 million since its April 1, 1997, inception.

DAWC (CIK 856130) is a New York corporation with an inactive status with the New York State Department of State. It was last reported to be located in Garden City, New York. The Commission's public official records show that: (1) DAWC's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) DAWC has not filed any periodic reports since its Form 10-QSB for the quarter ended March 31, 1997. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that DAWC had a net loss of $2,347,570 for the nine months ended March 31, 1997. DAWC stock is quoted on the Pink Sheets.[4]

ETNI (CIK 1116202) is a Delaware corporation last reported to be located in Santa Monica, California. The Commission's public official records show that: (1) ETNI's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act since December 5, 2000; and (2) ETNI has not filed any periodic reports since its Form 10-QSB for the quarter ended June 30, 2002. That Form 10-QSB, which is publicly available on the Commission's EDGAR database, reported that ETNI had no revenue, $261 in cash, and $2,970

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

[4] DAWC has had an annual high of 3 cents; it lasted traded at 2 cents, its annual low.
http://www.pinksheets.com/quote/quote.jsp?symbol=DAWC (last visited July 7, 2006).

in total assets and that it is "currently in the development stage and has no significant operations to date."

TCTE (CIK 741012) is a Nevada corporation with a revoked status with the Nevada Secretary of State. It was last reported to be located in Orlando, Florida. The Commission's public official records show that: (1) TCTE's common stock is registered with the Commission pursuant to Section 12(g) of the Exchange Act; and (2) TCTE has not filed any periodic reports since its Form 10-QSB for the quarter ended January 31, 2003. TCTE stock is quoted on the Pink Sheets.[5]

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 at 9-10 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Communications, Inc., Exchange Act Release No. 54095 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

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[5] TCTE's annual high was 4.8 cents; it lasted traded at 0.01 cents, its annual low. http://www.pinksheets.com/quote/quote.jsp?symbol=TCTE (last visited July 7, 2006).

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j):

the REGISTRATION of the common stock of ENTERTECH MEDIA GROUP, INC., IS REVOKED;

the REGISTRATION of the common stock of ENTERTAINMENT BOULEVARD, INC., IS REVOKED;

the REGISTRATION of the common stock of DAWCIN INTERNATIONAL CORP. IS REVOKED;

the REGISTRATION of the common stock of EASTON, INC., IS REVOKED; and

the REGISTRATION of the common stock of TRANS CONTINENTAL ENTERTAINMENT GROUP, INC., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge